Paris, October 4, 2006
Vivendi disputes the validity of the so-called
agreement between DT and Elektrim, which is
contrary to the decisions of the Polish courts
In a press release dated September 5, Deutsche Telekom (DT) announced that it had acquired 48% of PTC from Elektrim with effect on February 15, 2005. DT bases its position on an erroneous interpretation of the November 2004 Vienna arbitration award, which was set aside by the Vienna courts at first instance, and the effects of which were suspended by the Appeals Court in Poland.
The information provided by the press release therefore has no legal basis in Poland, and causes serious harm and damages to Vivendi which is the owner of these shares through its Polish subsidiary, Telco.
Furthermore, Vivendi stresses that the PTC shares were attached on its behalf pursuant to protective measures taken by a Polish court on June 27, 2006, and that consequently any acquisition by DT in breach of Vivendi’s rights would be ineffective in Poland.
On October 2, 2006, Vivendi also obtained further protective measures which prohibit Elektrim from taking part in any form of negotiation or agreement with, or from entering into any commitment towards, T-Mobile Deutschland in relation to the PTC shares that it claims to own, and the intent or effect of which would be to transfer these shares to T-Mobile, including in the context of the Vienna arbitration proceedings.
Once again, Elektrim and DT have deliberately flouted these prohibitions by entering into an agreement enabling DT to exercise a call option in respect of the PTC shares and by having it approved by an arbitration tribunal in Vienna. Neither Vivendi nor Telco is party to this arbitration, and Telco has made an application in Vienna to have it set aside.
Vivendi intends to continue to assert its rights in the Polish courts, and before any other competent tribunals, and to seek compensation from DT and Elektrim for the increasing loss that is being caused.
Important disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

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